Confidential Treatment Requested by Eyegate Pharmaceuticals, Inc.

PORTIONS OF THIS LETTER HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT made in accordance with 17 C.F.R. § 200.83 AND, WHERE APPLICABLE, HAVE BEEN MARKED WITH ASTERISKs [***] TO DENOTE WHERE OMISSIONS HAVE BEEN MADE, which OMISSIONS have been SUPPLEMENTALLY SUBMITTED UNDER SEPARATE COVER TO THE sec.

Eyegate Pharmaceuticals, Inc.

271 Waverley Oaks Road

Suite 108

Waltham, MA 02452

July 30, 2014

United States Securities and Exchange Commission

Divison of Corporate Finance

Washington, DC 20549

Re:	Eyegate Pharmaceuticals, Inc.
Amended Draft Registration Statement on Form S-1
Submitted July 8, 2014
CIK No. 0001372514

Ladies and Gentlemen:

This letter (this “Letter”) is sent by Eyegate Pharmaceuticals, Inc., a Delaware corporation (CIK No. 0001372514) (the “Company”) in response to the comments (each, a “Comment”) of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), included in letters dated July 15, 2014 (the “First Comment Letter”) and July 16, 2014 (the “Second Comment Letter” and with the First Comment Letter, the “Comment Letters”), from Jeffrey P. Riedler, Assistant Director of the SEC, regarding the Company’s Amended Draft Registration Statement on Form S-1, as confidentially submitted to the SEC on July 8, 2014 (the “Draft Form S-1”).

Set forth below are responses to the numbered Comments contained in the Comment Letters. For your convenience, each response of the Company (each a “Response”) follows the sequentially numbered Comment copied from the Comment Letters. In connection with this Response, the Company has filed a Registration Statement on Form S-1 with the SEC (the “Filed Form S-1”) which is an updated version of the Draft Form S-1.

First Comment Letter

Risk Factors

If clinical trials of the EGP-437 Combination Product . . ., page 15

1.	We note your response to our prior comment 8. Please expand your disclosure to state when you submitted or plan to submit your first Phase 3 clinical trial to the FDA for review, and when you plan to submit your second planned Phase 3 clinical trial to the FDA for review. Alternatively, if you do not plan to submit these trials to the FDA prior to commencement, please also state this.

Confidential Treatment Requested by Eyegate Pharmaceuticals, Inc. EG-1

Response of the Company:

The Company acknowledges the Staff’s Comment and has revised the disclosure on pages 15 and 16 of the Filed Form S-1 to clarify that the Company does not plan to submit its second confirmatory Phase 3 clinical trial and its separate safety study of the EGP-437 Combination Product to the FDA for review prior to completion of the offering.

Business

Follow-on Product: Wet AMD, page 66

2.	We note your response to prior comment 22. Please provide the percentage of the $6.1 billion of Lucentis and Eylea sales attributable to the treatment of wet AMD, if available. Although it is helpful to disclose that Lucentis and Eylea are prescribed for other conditions, please consider deleting the detailed descriptions of RVO, CRVO, and DME that follow the sales data for these drugs.

Response of the Company:

The Company acknowledges the Staff’s Comment and has revised the disclosure to remove the reference to $6.1 billion in sales and the detailed descriptions of RVO, CRVO, and DME.

License Agreements, page 79

3.	We note your response to our prior comment 29. We understand that you will seek confidential treatment for discreet milestone payments. Please disclose the aggregate amount of all milestone payments made to date and the potential aggregate additional milestones payments you may have to pay in the future.

Response of the Company:

The Company acknowledges the Staff’s Comment and has revised the disclosure on page 79 of the Filed Form S-1 to provide, with respect to the applicable license agreement, the aggregate amount of all milestone payments made to date and the potential aggregate additional milestones payments the Company may have to pay in the future.

Confidential Treatment Requested by Eyegate Pharmaceuticals, Inc. EG-2

Second Comment Letter

Capitalization, page 45

1.	We acknowledge your revisions in response to prior comment 11 and have the following comments:
•	Please revise bullet 2 of the lead paragraph to disclose the number of shares of common stock of EyeGate Pharma S.A.S that will be issued in exchange for each Series of Preferred Stock. Revise your disclosure to clarify if the common stock of EyeGate Pharma S.A.S represents the non-controlling interest that will be zero on a pro forma basis.
•	For each Series of Preferred Stock disclose the number of common shares that will be issued upon conversion of preferred stock so that an investor can understand your basis for the 50,196,044 shares that will be issued upon conversion.
•	Combine the second and third bullet of the lead paragraph because both are related to the pro forma presentation. Also, disclose the total amount of debt that will convert and the number of common shares to be issued upon conversion of each Note.
•	It is not clear why you have the issuance and conversion of the April and June 2014 as separate lines. It appears that these Notes will be converted and will be zero on a pro forma basis. If you believe these line items are meaningful revise the lead paragraph to disclose the amount of short term debt issued in April and June of 2014 and the conversion ratio for each.
•	Cash and cash equivalents on a pro forma as adjusted basis should be left blank until the total offering proceeds is determined.
•	Revise your disclosure in summary financial data, as applicable.

Response of the Company:

The Company acknowledges the Staff’s Comment and has revised the capitalization table of the Filed Form S-1 in the following manner:

•	Revised bullet 2 of the lead paragraph to disclose the number of shares of each series of the Company’s preferred stock (“Preferred Stock”) that will be issued in exchange for common shares (“S.A.S. Common Shares”) of the Company’s subsidiary, EyeGate Pharma S.A.S. (“EyeGate S.A.S.”). The Company has further revised its disclosure to state that there will be zero non-controlling interests on a pro forma basis.
•	Disclosed for each series of Preferred Stock, the number of shares of the Company’s Common Stock (“Common Stock”) that will be issued upon conversion of Preferred Stock.
•	Combined the second and third bullet of the lead paragraph in the pro forma presentation and disclosed the total amount of the debt that will convert and the number of shares of Common Stock to be issued upon conversion of each convertible promissory note.

Confidential Treatment Requested by Eyegate Pharmaceuticals, Inc. EG-3

•	Removed the April and June 2014 convertible promissory notes lines and disclosed in the lead paragraph the amount of the short term debt issued and the conversion ratio for each convertible promissory note at either the initial public offering price or into the Company’s Series D Preferred Stock (“Series D Preferred Stock”) at 70% of the Series D Preferred Stock offering price.
•	Removed the cash and cash equivalents amount on a pro forma as adjusted basis.
•	Revised the disclosure in the summary financial data, as applicable.

2.	Please revise to include the current portion of long-term debt as part of total capitalization.

Response of the Company:

The Company acknowledges the Staff’s Comment and has revised the capitalization table in the Filed Form S-1 to include the current portion of long-term debt.

Dilution, page 47

3.	We note your historical net tangible book deficit changed significantly from December 31, 2013 to March 31, 2014. It appears at March 31, 2014 you did not include convertible preferred stock and non-controlling interests in the calculation. Please explain to us the basis for your revised calculation.

Response of the Company:

The Company acknowledges the Staff’s Comment and has determined that it incorrectly included the (convertible) Preferred Stock and non-controlling interests in determining historical net tangible book deficit as of December 31, 2013. The calculation of historical net tangible book deficit per share represents total tangible assets less total liabilities divided by the number of shares of Common Stock outstanding. The computation as of March 31, 2014 excludes the (convertible) Preferred Stock and non-controlling interests, as they are not liabilities, but rather temporary equity under ASR 268.

Consolidated Financial Statements

Consolidated Statements of Convertible Preferred Stock Non-Controlling Interests and Stockholders’ Deficit, page F-6

4.	We note your revisions in response to prior comment 35. However the financial statement starting on page F-10 starts with the balance at December 31, 2010 instead of December 31, 2012. Therefore this page of the financial statement does not foot. Please revise.

Confidential Treatment Requested by Eyegate Pharmaceuticals, Inc. EG-4

Response of the Company:

The Company acknowledges the Staff’s Comment has corrected the Statement of Stockholders’ Deficit balances in the Filed Form S-1 to properly reflect the correct ending date and amounts on page F-10.

5.	We are considering your response to prior comment 36 and have the following comments:
•	As previously requested, please explain to us why the part of the proceeds from issuing convertible preferred stock in the years ended December 31, 2007 through 2011 by the Parent was allocated to non-controlling interests. It appears that the amount in non-controlling interests was for the issuance of stock by the subsidiary. Also it is not clear why the line item for the issuance of preferred stock increases non-controlling interests but the line item for the issuance of stock by the subsidiary decreases non-controlling interests.
•	Explain to us why the issuance of Series B Convertible Preferred Stock in 2006 is described as issued by subsidiary when page F-22 discloses that these were subsidiary shares.
•	You disclose on page F-20 that on December 8, 2009 the convertible notes and issuance of the Series D stock resulted in total proceeds of $8,259,909, net of issuance costs, of which $4,167,188 were received by the Company’s French subsidiary. Reconcile for us the amount received by the French subsidiary to the amount allocated to non-controlling interests for $2,475,659.
•	Explain to us why the issuance of Series D Convertible Preferred Stock in 2011 results in a negative amount. Compare the amounts disclosed for this line item in 2011 consolidated statement of convertible preferred stock non-controlling interests and stockholders’ deficit with the disclosure on page F-23 that the subsidiary issued shares and the Company purchased shares on February 9, 2011.
•	In addition, for each year noted above please provide us with a schedule that shows how the amount that reduces non-controlling interest for the issuance of stock by the subsidiary is calculated.

Response of the Company:

The Company acknowledges the Staff’s Comment and has revised the disclosures in the Filed Form S-1 in the following manner:

•	The Company issued Preferred Stock concurrently with the issuance of S.A.S. Common Shares in the years ended December 31, 2007 through 2011 and has amended pages F-7 through F-9 to present separately the proceeds for EyeGate S.A.S.’s transactions (inclusive of the adjustment to the parent’s carrying value, previously presented separately).
•	The Company has amended its disclosure to reflect the issuance of S.A.S. Common Shares on page F-7.
•	The Company has revised its disclosure to clarify the conversion of $4,167,188 of the Company’s convertible promissory notes directly into 3,429,691 shares of Series D Preferred Stock. Total proceeds from the sale of Series D Preferred Stock of $8,259,909 included the issuance of 3,483,603 shares of Series D Preferred Stock with net proceeds of $4,092,721 and the conversion of the Company’s convertible promissory notes of $4,167,188. In addition to these transactions, as disclosed in Note 9 on page F-22, EyeGate S.A.S. issued S.A.S. Common Shares in exchange for $2,475,659 on December 9, 2009 and $205,683 of proceeds which was received in February 2010.

Confidential Treatment Requested by Eyegate Pharmaceuticals, Inc. EG-5

•	The issuance of Series D Preferred Stock in 2011 resulting in a negative amount was for the recognition of cumulative issuance costs not previously included in the 2010 Series D Preferred Stock offering. The Company has revised its disclosure on page F-9 to present the proceeds of the EyeGate S.A.S. transactions (inclusive of the adjustment to the parent’s carrying value, previously presented separately).
•	The Company has provided a schedule, attached hereto as Exhibit A, which shows, for each year, how the amount that reduces non-controlling interest for the issuance of S.A.S. Common Shares by EyeGate S.A.S. is calculated.

Notes to Consolidated Financial Statements

6. Debt, page F-18

6.	In your response to prior comment 37 you state “the Company will determine the final accounting upon conversion of the 2012 and 2013 Notes under ASC 470-60 - Troubled Debt Restructuring by Debtors.” Please advise us when you would expect to finish your determination of the related accounting treatment. We remind you to provide us your analysis of the accounting treatment once you have it determined.

Response of the Company:

The Company acknowledges the Staff’s Comment and expects to complete its analysis of its accounting treatment and related disclosure in connection with its second quarter closing process for the three and six months ended June 30, 2014, and will provide the SEC with its analysis of the accounting treatment with the filing of the second quarter financial information.

The Company acknowledges that:

•	should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Confidential Treatment Requested by Eyegate Pharmaceuticals, Inc. EG-6

This Letter responds to all Comments contained in the Comment Letters. If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (781) 788-9043 or our attorney, J. Fraser Collin, at (617) 345-3791. Thank you for your assistance.

Sincerely,

Eyegate Pharmaceuticals, Inc.

/s/ Stephen From

Stephen From

President and Chief Executive Officer

cc: J. Fraser Collin, Esq., Burns & Levinson LLP

Confidential Treatment Requested by Eyegate Pharmaceuticals, Inc. EG-7

Exhibit A

[***]

Confidential Treatment Requested by Eyegate Pharmaceuticals, Inc. EG-8